UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 10)

GENENTECH, INC.

(Name of Subject Company)

GENENTECH, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

368710406

(CUSIP Number of Class of Securities)

Sean A. Johnston

Genentech, Inc.

1 DNA Way

South San Francisco, California 94080-4990

(650) 225-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles M. Nathan John M. Newell Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4834 (212) 906-1200	Larry W. Sonsini Martin W. Korman Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 10 to the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) amends and supplements the Schedule 14D-9 originally filed by Genentech, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on February 23, 2009, as amended, relating to the tender offer commenced by Roche Investments USA Inc. (“Roche Investments”) pursuant to which Roche Investments has offered to purchase all the outstanding Common Stock, par value $0.02 per share (the “Shares”) of the Company not owned by Roche Holding Ltd (“Roche Holding” and together with its affiliates (excluding the Company and its subsidiaries) and Roche Investments, “Roche”), upon the terms and conditions set forth in the Offer to Purchase dated February 9, 2009 and the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto, collectively, constitute the “Offer”) contained in the Schedule TO filed by Roche Investments with the SEC on February 9, 2009, as amended (the “Schedule TO”). Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

On March 12, 2009, the Company entered into an Agreement and Plan of Merger with Roche Holdings, Inc. and Roche Investments (the “Merger Agreement”) and related Guarantee by Roche Holding Ltd for the benefit of the Company (the “Guarantee”), pursuant to which Roche agreed to increase the Offer price to $95.00 per Share (the “Revised Offer Price”) and to change certain other terms and conditions of the Offer (the “Revised Offer”) and the Special Committee agreed to recommend that the Company’s stockholders, other than Roche and its affiliates, accept the Revised Offer and tender their Shares pursuant to the Revised Offer.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Item 3 is hereby revised and supplemented as follows:

1. The following section is added to Item 3 after the section titled “—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Severance Plan”:

On March 23, 2009, the Special Committee amended the Executive Severance Plan and the Employee Severance Plan (together, the “Severance Plans”) to replace certain provisions with respect to 2008 bonuses, which have already been paid to the Company’s employees, with provisions for 2009 bonuses. Under the Severance Plans, as amended, if a merger with Roche occurs, employees who are terminated without “cause” or resign for “good reason” (as defined above) prior to January 1, 2010 will be paid, at the same time and in addition to their applicable severance payments, a pro-rata portion of their 2009 bonus, as calculated below, and based on the number of days they were employed during 2009 divided by 365. Calculation of the 2009 bonus pool, on a pro-rated basis for terminated employees, as used to determine bonus payouts for terminated employees will be based on (i) a deemed achievement of eighty percent (80%) of the applicable annual corporate performance goals (the “Annual Corporate Performance Goals”) and (ii) actual year-to-date achievement of any other applicable performance goals, including individual performance goals. The actual bonus payouts for terminated employees will be subject to further modification based on individual performance, determined according to methodologies that the Company has historically used to assess performance for purposes of bonus payout. Additionally, the Special Committee amended the Severance Plans to (i) update certain date references (ii) clarify that benefits for employees in foreign jurisdictions may be modified or eliminated to the extent necessary to ensure compliance or to be consistent with benefit programs in such foreign jurisdictions (iii) clarify the timing of payments and (iv) update the agreement and release to be signed by employees participating in the Severance Plans.

Item 9.	Exhibits.

Item 9 is amended and supplemented by adding the following thereto:

(a)(19)	Employee Q&A posted to the Company’s intranet website on March 23, 2009

(e)(26)	Genentech, Inc. Amended and Restated Executive Severance Plan

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GENENTECH, INC.

By:	/s/ Stephen G. Juelsgaard
	Name:	Stephen G. Juelsgaard
	Title:	Executive Vice President, Secretary and Chief Compliance Officer

Dated: March 24, 2009